

May 11, 2011

<u>Via E-Mail</u>
Robert H. Craig
Chief Executive Officer
Next Fuel, Inc.
821 Frank Street
Sheridan, WY 82801

> **Re:** **Next Fuel, Inc.**
> **Form 10-K/A for the Fiscal Year Ended September 30, 2010**
> **Filed April 20, 2011**
> **Correspondence Submitted April 20, 2011**
> **File No. 333-148493**

Dear Mr. Craig:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the year ended September 30, 2010
Item 9A(T). Controls and Procedures, page 7

1. You state in correspondence submitted April 20, 2011 that an error occurring during the EDGAR filing process resulted in the omission of management's report on internal controls and procedures (ICFR) from the 2010 Form 10-K. It appears to us that failure to detect this error and the resulting omission of the report is inconsistent with your conclusion that disclosure controls and procedures (DC&P) are effective. Revise to disclose that DC&P were not effective as of September 30, 2010. Alternatively, please explain to us the nature of the controls you had in place to detect the existence of errors occurring during the EDGAR filing process, tell us why those controls and procedures did not identify the omission of the report prior to us pointing it out to you; and if you had no controls in place to identify EDGAR filing errors, explain your basis for concluding that DC&P are effective.

2. We note the following:

- You disclosed in the Form 10-Q for the quarter ended June 30, 2009 that DC&P were not effective,

- you provided no disclosure at all in the Form 10-K for the year ended September 30, 2009 regarding the effectiveness of DC&P, and

- you disclosed in the Form 10-Q for the quarter ended December 31, 2009 that DC&P were effective.

Tell us where you disclosed the reasons for the change in your conclusion regarding the effectiveness of DC&P. Tell us also why you failed to disclose management's conclusion regarding the effectiveness of DC&P in the 2009 Form 10-K.

3. In the Form 10-K for the year ended September 30, 2009, management concluded that ICFR were not effective yet disclosed in the Form 10-K for the year ended September 30, 2010 that ICFR were effective. We note the lack of disclosure in the "changes in ICFR" section in the intervening Exchange Act filings regarding the actions management has taken that have resulted in the changed conclusion. Please tell us where you have provided this disclosure regarding changes in ICFR. Alternatively, revise the 2010 Form 10-K to disclose that ICFR were not effective and disclose clearly all material weaknesses.

Exhibits 31.1 and 32.1

4. Disclosure in the Form 8-K filed April 1, 2011 indicates John Cline is no longer the CEO or CFO of Next Fuel. Revise to file amended certifications as exhibits to the Form 10-K that are signed by the current CEO and CFO.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services